UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

(Commission File No. 001-32305)

_________________________

ITAÚ CORPBANCA
(Translation of registrant's name into English)

_________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant's principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On May 13, 2016, Itaú CorpBanca published a press release announcing its first quarter ended March 31, 2016 earnings report. Itaú CorpBanca's earnings report related to the first quarter 2016 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Canales
Name:	Cristián Canales
Title:	Division Head - Legal & Compliance

Date: May 31, 2016.

EXHIBIT INDEX

Exhibit	Description
99.1	Itaú CorpBanca's earnings report for the first quarter of 2016, dated May 13, 2016.